UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
COMMISSION FILE NUMBER 333-44798
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
HUMAN GENOME SCIENCES, INC.
(Name of issuer of the securities held pursuant to the plan)
14200 Shady Grove Road, Rockville, Maryland 20850-7464
(Address of principal executive office)

REQUIRED INFORMATION
(a)	Financial Statements of the Plan, as of December 31, 2007 (beginning on the next page of this document)

(b)	Exhibits
23.	Consent of Independent Registered Public Accounting Firm (filed herewith)

FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S REPORT
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
DECEMBER 31, 2007 AND 2006

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

Reznick Group, P.C. 500 East Pratt Street Suite 200 Baltimore, MD 21202-3100	Tel: (410) 783-4900 Fax: (410) 727-0460 www.reznickgroup.com
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT
Board of Directors of Human Genome Sciences, Inc.
     as Administrator of the Human Genome Sciences, Inc.
     Employee Stock Purchase Plan
     We have audited the accompanying statements of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the three year period ending December 31, 2007. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the three year period ending December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland
March 28, 2008
Atlanta ▪ Baltimore ▪ Bethesda ▪ Chariotte ▪ Chicago ▪ Sacramento ▪ Tysons Corner

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2007 and 2006

		2006
	2007	Restated
Receivable from employer	$507,206	$428,172

Total assets	507,206	428,172

Benefits payable to participants	477,116	410,242
Withdrawals payable	30,090	17,930

Total liabilities	507,206	428,172

Net assets available for plan benefits	$—	$—

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Increase (decrease)
Participant contributions	$1,054,804	$931,576	$793,701
Terminations and withdrawals	(51,150)	(70,995)	(40,912)
Conversion into shares of common stock	(1,003,654)	(860,581)	(752,789)

Net increase (decrease)	—	—	—

Net assets available for plan benefits, beginning of year	—	—	—

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — PLAN DESCRIPTION
The Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan) was approved by the stockholders of Human Genome Sciences, Inc. (the Employer) effective May 24, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.
As of December 31, 2006, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 500,000. During 2007, the Plan was amended to make available an additional 500,000 shares for purchase under the Plan. Common stock reserved for future employee purchases under the Plan aggregated 400,570 and 24,460 as of December 31, 2007 and 2006, respectively. There are no other investment options for participants.
Any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 90 days of employment may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock.
Option periods and purchase periods are determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). The years ended December 31, 2007 and 2006, each contained one option period that coincided with the calendar year and consisted of two purchase periods: January 1 through June 30 and July 1 through December 31. Employees not eligible to participate in the Plan on the first day of the calendar year option period were permitted to participate in an interim option period that commenced July 1 and ended December 31 of the respective year, provided that they were eligible participants as of July 1 of that year.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — PLAN DESCRIPTION (Continued)
Participants contribute after-tax payroll deductions of between $25 and 10% of their base salary and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants’ payroll deductions are accumulated during the purchase period. Shares of common stock, including any fractional amounts, are valued on the last day of the purchase period at a purchase price equal to 85% of the fair market value of the common stock on the first trading day of the option period or last trading day of the purchase period, whichever is lower. Shares of common stock are purchased as soon as practicable after the end of the purchase period. All shares purchased are deposited in the participant’s account.
Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000 determined as of the first trading date of the purchase period as to shares purchased during such period.
All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.
In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.
The Plan may be terminated at any time by the Company’s Board of Directors.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statements
The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Income Tax Status
The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.
NOTE 3 -RESTATEMENT
The statement of net assets available for plan benefits has been restated for the year ended December 31, 2006 to properly show contributions receivable at year end in accordance with the accrual basis of accounting. Per the Plan documents, shares of common stock were purchased at a discount calculated on the last day of the purchase period. For the purchase period ending December 31, the funds used for the purchase were not transferred into the Plan until early the following year. The restatement reflects the contributions receivable from the employer and the benefits payable to the participants as of December 31, 2006. The restatement does not affect the statement of changes in net assets available for plan benefits.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMAN GENOME SCIENCES, INC. EMPLOYEE STOCK PURCHASE PLAN

	By:	/s/ H. Thomas Watkins
H. Thomas Watkins
President and Chief Executive Officer

	By:	/s/ Timothy C. Barabe

Timothy C. Barabe
Senior Vice President and Chief Financial Officer

Date: March 31, 2008